

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 19, 2013

Via Facsimile
Panagiotis Drakopoulos
Chief Executive Officer
Prime Estates and Developments, Inc.
200 South Wacker Drive, Suite 3100
Chicago, Illinois 60606

>   **Re: Prime Estates and Developments, Inc.**
>   **Form 10-K for the Fiscal Year Ended July 31, 2012**
>   **Filed October 26, 2012**
>   **File No. 000-54436**

Dear Mr. Drakopoulos:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief